Exhibit 99.1
VanceInfo Reports Solid Results for the First Quarter 2011 and Raises Full Year Guidance
BEIJING, May 16, 2011 — VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Financial and Operating Highlights
•	Net revenues for the first quarter 2011 increased to $57.4 million, up 29.5 % from $44.3 million for the first quarter 2010.

•	Gross profit for the first quarter 2011 was $21.5 million, up 20.2% from $17.9 million for the same period in 2010. Gross margin for the first quarter 2011 was 37.4%.

•	Non-GAAP net income(1)for the first quarter 2011 was $9.1 million, up 17.6% from the same period in 2010. Non-GAAP net margin(1) for the first quarter 2011 was 15.8%.

•	Non-GAAP diluted earnings per share (“EPS”)(1) were $0.20 for the first quarter of 2011.

•	Employees totaled 11,646, including 10,400 billable professionals, as of March 31, 2011.
“We are pleased to report another solid quarter with results ahead of our expectations,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “2011 is a critical year for VanceInfo with both challenges and opportunities. We are encouraged by continued strong demand for our service offerings across multiple verticals and will invest heavily to position ourselves for potential growth acceleration. With our highly adaptive business strategies, proactive and selective investments in new opportunities and proven execution track record, we remain confident in our growth and profitability for 2011 and years ahead.”
First Quarter 2011 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the first quarter of 2011 and the first quarter of 2010 as in the following paragraphs.

Net Revenues
Net revenues were $57.4 million in the first quarter of 2011, up 29.5% from $44.3 million in the first quarter of 2010. The increase in net revenues was driven by continued growth of the Company’s business from the U.S., Europe and Greater China (including Mainland China, Hong Kong, Taiwan and Macau) markets. Growth from the Japanese clients slowed in the first quarter due to impact from the earthquake.
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consists of research & development service line and globalization & localization service line. IT Services consists of enterprise solutions, application development & maintenance (“ADM”), and quality assurance & testing service lines. Other Solutions & Services consists of business process outsourcing (“BPO”) and system integration (“SI”) services and other solutions.

	Three Months Ended		Three Months Ended
	March 31, 2011		March 31, 2010
	(in thousands, except percentages)
R&D Outsourcing Services
Research & development services	$31,556	55.0%	$28,194	63.6%
Globalization & localization	1,534	2.7%	1,681	3.8%
IT Services
Enterprise solutions	4,667	8.1%	3,424	7.7%
Application development & maintenance	14,239	24.8%	7,378	16.7%
Quality assurance & testing	4,401	7.7%	2,535	5.7%
Other Solutions & Services	1,011	1.7%	1,111	2.5%

Total net revenues	$57,408	100.0%	$44,323	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $26.2 million or 45.7% of the net revenues in the first quarter of 2011, followed by 33.4% from clients headquartered in the United States, 16.3% in Europe and 3.7% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 73.6% of net revenues in the first quarter of 2011, while the United States accounted for 22.0%, Europe accounted for 2.2% and Japan accounted for 1.9% in the same period.
Net Revenues by Industries
Starting in 2011 the Company has begun disclosing its net revenue contribution by industry. The Company classifies its clients into four broad industry segments: Telecommunications (“Telecom”), High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), and Others (including manufacturing, retail, distribution, travel and transportation and public services, etc.).

	Three Months Ended		Three Months Ended
	March 31, 2011		March 31, 2010
	(in thousands, except percentages)
Telecom	$24,816	43.2%	$19,862	44.8%
High Tech	18,970	33.0%	16,208	36.6%
BFSI	6,421	11.2%	3,036	6.8%
Others	7,201	12.6%	5,217	11.8%

Total net revenues	$57,408	100.0%	$44,323	100.0%

Largest Clients
Revenues from the top five clients totaled 56.1% of net revenues in the quarter, compared to 58.1% in the first quarter of 2010. The reduced concentration reflects encouraging growth from a broader client base.

Gross Profit and Gross Margin
Gross profit in the first quarter 2011 was $21.5 million, an increase of 20.2% from $17.9 million in the first quarter of 2010. Gross margin was 37.4% in the first quarter 2011, compared to 40.4% in the first quarter of 2010. In consistency with certain peer practice, beginning in 2011, we are reporting the training related government subsidies as a deduction to cost of revenues. Such government subsidies amounted to $1.2 million and $1.6 million for the three months ended March 31, 2011 and 2010, respectively. Prior period information has been adjusted to ensure consistency of the financial statement presentation. The year-over-year margin decline reflects the lower government subsidies, the increasing pressure from wage inflation over the past year as well as the higher percentage of our revenues generated from a growing Chinese domestic business, which was affected more by the Chinese New Year holiday in the first quarter.
Operating Expenses
Selling, general and administrative expenses totaled $15.8 million for the first quarter 2011, up 41.5% from $11.1 million a year ago. The increase in selling, general and administrative expenses was due to intensified sales efforts, our solution based R&D investments, additional office expansion in both first-tier and second-tier cities in anticipation of growth, as well as higher stock-based compensation.
Operating Income and Operating Margin
Operating income in the first quarter 2011 was $6.8 million, compared to $7.1 million in the first quarter 2010. Non-GAAP operating income(1) in the first quarter 2011 was $8.9 million, compared to $8.2 million in the same period a year ago. Operating margin and non-GAAP operating margin(1)were 11.8% and 15.6%, respectively, in the first quarter 2011.
Provision for Income Taxes
The provision for income taxes was $0.8 million in the first quarter of 2011, compared to $0.7 million in the first quarter of 2010. The effective tax rate was 10.7% for the first quarter 2011, compared to 9.2% for the corresponding period in 2010. The higher effective income tax rate reflects the higher tax rate applied to our main operating subsidiary this year, as disclosed in the previous quarter’s earnings release, partially offset by newly obtained tax benefits from certain other operating subsidiaries.

Net Income and EPS
Net income in the first quarter 2011 was $6.9 million, compared to $6.6 million in the first quarter 2010. Net margin was 12.1% in the first quarter 2011, compared to 14.8% in the first quarter 2010.
Non-GAAP net income(1) was $9.1 million, up 17.6% from $7.7 million a year ago. Non-GAAP net margin(1) was 15.8% in the first quarter 2011, compared with 17.4% in the year-ago quarter.
Diluted EPS and Non-GAAP diluted EPS(1) were $0.15 and $0.20, respectively, for the first quarter 2011.
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”
Cash and Cash Flow
As of March 31, 2011, VanceInfo had cash and cash equivalents, restricted cash, term deposits and short-dated(1) investments totaling $174.9 million. Operating cash flow in the first quarter of 2011 was a net outflow of approximately $6.2 million, and capital expenditure totaled $1.4 million in the quarter. The operating cash outflow was mainly due to the seasonality and the annual bonus pay-out to employees in the first quarter.
Days sales outstanding (“DSO”) was 119 days (1) for the last twelve months ended March 31, 2011, compared with 118 days (1) for the twelve months ended December 31, 2010.
Outlook for the Second Quarter and Full Year 2011
For the second quarter of 2011, the Company expects:
•	Second quarter 2011 net revenues to be at least $67 million, representing a 29% increase from the corresponding period in 2010.

•	Second quarter 2011 non-GAAP diluted EPS(1)to be at least $0.22, based on 46.3 million total ADS-equivalent average shares outstanding.
For the full year 2011, the Company has increased its guidance and expects:
•	2011 net revenues to be at least $275 million, up at least 30% from 2010.
•	2011 non-GAAP diluted EPS(1) to be between $0.95 and $0.96, based on 46.3 million total ADS-equivalent average shares outstanding.

•	The EPS outlook assumes an effective income tax rate of approximately 11% for full year 2011, reflecting a newly obtained tax-free holiday for one of our operating subsidiaries.

•	The above guidance does not reflect the potential business tax exemption as discussed in our February 2011 earnings release. We have not seen any implementation details of the new policy directives, and the effective date of such exemption remains uncertain.

Conference Call
The Company will host a corresponding conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on Monday, May 16, 2011 (8:00 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
- U.S. Toll Free Dial-in Number: + 1 800.706.7749

- International Dial-in Number: +1 617.614.3474

- Hong Kong Dial-in Number: +852 3002 1672
Passcode: 89768365
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.
A dial-in replay of the conference call will be available until May 23, 2011 at
- U.S. Toll Free Dial-in Number: +1 888.286.8010

- International Dial-in Number: +1 617.801.6888
Passcode: 61389592
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2009 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Second Quarter and Full Year 2011” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of May 16, 2011, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: income from operations, net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

(1)	Non-GAAP income from operations, net income, diluted EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures at the end of the press release.”

(2)	Short-dated investments refer to investments that will mature within 18 months.

(3)	Calculated by dividing average accounts receivable, net of average advance from clients and average deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the corresponding period.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	March 31,	December 31,
	2011	2010
Assets
Current assets
Cash and cash equivalents	$146,428	$161,265
Term deposits	5,000	5,000
Restricted cash	686	679
Held-to-maturity securities-current	15,200	13,208
Accounts receivable, net of allowance for doubtful accounts of $2,107 as of March 31, 2011 and $1,956 as of December 31, 2010, respectively	96,867	85,437

Other current assets	8,327	8,603
Total current assets	272,508	274,192

Property and equipment, net	20,286	20,344
Held-to-maturity securities-non current	7,580	1,558
Long-term investment	174	193
Goodwill and other intangible assets	40,302	34,908
Other long-term assets	20,460	20,444
Total assets	$361,310	$351,639

Liabilities and equity
Current liabilities	$44,648	$49,678
Non-current liabilities	9,890	5,794
Total liabilities	54,538	55,472

Equity (a)	306,772	296,167

Total liabilities and equity	$361,310	$351,639

Note:

(a)	As of March 31, 2011, there were 44,556,910 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended March 31,
	2011	2010

Net revenues	$57,408	$44,323
Cost of revenues (a)	(35,909)	(26,438)
Gross profit	21,499	17,885

Selling, general and administrative expenses (a)	(15,759)	(11,140)
Change in fair value of contingent consideration payable for business acquisition	89	(78)

Other operating income	952	416
Income from operations	6,781	7,083
Other income, net	997	94
Income before income taxes and earnings in equity method investment	7,778	7,177
Provision for income taxes	(832)	(660)
Income before earnings in equity method investment	6,946	6,517
(Loss) earnings in equity method investment	(20)	48
Net income	$6,926	$6,565

Earnings per share
Basic — ordinary shares	$0.16	$0.17
Diluted — ordinary shares	0.15	0.15

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	43,822	39,437
Diluted — ordinary shares	46,159	42,909

Note:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $2,148 and $1,741 for the three months ended March 31, 2011 and 2010, respectively.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended March 31, 2011				Three Months Ended March 31, 2010
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	$6,781	$2,150	(a)	$8,931	$7,083	$1,154	(b)	$8,237
Operating margin	11.8%	3.8	%(a)	15.6%	16.0%	2.6	%(b)	18.6%
Net income	$6,926	$2,150	(a)	$9,076	$6,565	$1,154	(b)	$7,719
Net margin	12.1%	3.7	%(a)	15.8%	14.8%	2.6	%(b)	17.4%
Diluted EPS	$0.15	$0.05	(c)	$0.20	$0.15	$0.03	(c)	$0.18

Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $494, change in fair value of contingent consideration payable for business acquisition of $(89) and share-based compensation of $1,745 from the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $491, change in fair value of contingent consideration payable for business acquisition of $78 and share-based compensation of $585 from the unaudited condensed consolidated statements of operations.

(c)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

Year Ending December 31, 2011
					GAAP		Adjustments		Non-GAAP
					Range of				Range of
	Three Months Ending June 30, 2011				Estimate				Estimate
	GAAP	Adjustments		Non-GAAP	From	To			From	To
Diluted EPS (a)	$0.17	$0.05	(b)	$0.22	$0.76	$0.77	$0.19	(b)	$0.95	$0.96

Notes:

(a)	Based on 46.3 million and 46.3 million total ADS-equivalent average shares outstanding for the second quarter 2011 and full year 2011, respectively.

(b)	Reflects estimated adjustment for acquisition related intangible assets amortization expense and share-based compensation expenses of approximately $2.4 million for the second quarter 2011 and $8.9 million for the full year 2011.
For further information, please contact:
Melissa Ning
Vice President, Corporate Strategy & Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com